Exhibit 99.1

Release

Frankfurt am Main	2 February 2017

Deutsche Bank reports core capital ratio of 11.9% despite 2016 full year net loss of EUR 1.4 billion

John Cryan, CEO, said: “Our results for the year 2016 were heavily impacted by decisive management action taken to improve and modernise the bank, as well as by market turbulence for Deutsche Bank. We proved our resilience in a particularly tough year. We finished 2016 with pleasingly strong capital and liquidity ratios and we are optimistic after a promising start to this year.”

Capital ratio was strongest for twelve quarters

•	Core capital ratio (Common Equity Tier 1, fully loaded) was 11.9% at year-end, up from 11.1% at the end of the third quarter 2016, the strongest for twelve quarters

•	Common Equity Tier 1 capital (fully loaded) was EUR 42.7 billion, down 3% during the year

•	Estimated available Total Loss Absorbing Capacity (TLAC) was EUR 116 billion

•	Risk Weighted Assets (RWA) were reduced by EUR 39 billion to EUR 358 billion during 2016, due primarily to disposals and de-risking of Non-Core Operations Unit (NCOU) and within businesses

•	Liquidity reserves were EUR 218 billion at year-end, after EUR 200 billion at the end of the third quarter 2016

Revenues came in lower for the year

•	Revenues in the fourth quarter were EUR 7.1 billion, up 6% year-on-year

•	Full-year revenues were EUR 30.0 billion, down 10%, reflecting a challenging market environment, persistent low interest rates, Deutsche Bank-specific pressures and strategy execution

Full-year costs decreased

•	Adjusted costs in the fourth quarter were EUR 6.2 billion, down 9% year-on-year

•	Full-year adjusted costs were EUR 24.7 billion, down 6%

•	Noninterest expenses in the fourth quarter were EUR 9.0 billion, stable year-on- year, and included EUR 2.6 billion of charges related to litigation and an impairment on the sale of Abbey Life

Issued by the press relations department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	Internet: db.com https://www.db.com/newsroom E-mail: db.presse@db.com

•	Full-year noninterest expenses were EUR 29.4 billion, down 24%, primarily due to lower litigation charges and impairments

•	Full-year compensation and benefits decreased by 11%, or EUR 1.4 billion, versus 2015

Results reflect costs related to strategy execution

•	Fourth-quarter net loss was EUR 1.9 billion, versus a net loss of EUR 2.1 billion in the fourth quarter 2015

•	Full-year net loss was EUR 1.4 billion, versus a net loss of EUR 6.8 billion in 2015

•	Fourth-quarter pre-tax loss was EUR 2.4 billion, including charges of EUR 2.9 billion related to impairments of goodwill and other intangible assets related to the sale of Abbey Life (EUR 1.0 billion), litigation (EUR 1.6 billion), restructuring and severance (EUR 0.1 billion) and de-risking costs of NCOU (EUR 0.1 billion), as well as gains on disposals of EUR 0.8 billion

•	Full-year pre-tax loss was EUR 0.8 billion, including charges of EUR 5.8 billion related to the above-mentioned items and gains on disposals of EUR 1.0 billion

Achievements in 2016

•	De-risking of non-core assets materially complete: NCOU is now closed on schedule

•	Since creation in 2012, RWA reduction of ~EUR 120 billion, with contribution to core capital ratio of ~200 basis points, before litigation charges

•	Disposals included stake in Hua Xia Bank, Abbey Life and Private Client Services in the US

•	Progress in resolution of outstanding litigation matters including settlement with the US Department of Justice (DoJ)

•	Progress on digitization and technology:

•	Digital Factory in Frankfurt and Data Hub in Dublin opened

•	Launch of multi-banking aggregation app

•	Client downloads of mobile banking apps exceeded 2.7 million by year- end

•	Reduction of key operating systems and of end-of-life components by ~15%

•	Ongoing strength in client franchise:

•	Helped raise EUR 380 billion of debt and equity finance for clients and advised on announced M&A transactions with a value of EUR 320 billion

•	Leading role in seven out of top ten corporate finance transactions in 2016 as measured by fees (source: Dealogic)

•	Maintained position as top-5 provider in fixed income sales & trading (source: Coalition1) whilst making further progress on our 2018 de-risking strategy

•	Transformation of private customer network in Europe on track

[1]	This analysis is based upon Deutsche Bank’s internal structure and product offering.

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•	Further expanded ETF offering in Deutsche Asset Management

•	Investing in control environment (Compliance and Anti-Financial Crime) with more than 350 new hires in 2016 and a further 600+ new hires planned in 2017. This is an increase of ~60% over two years

•	Formation of Intermediate Holding Company, DB USA Corp

Group Results

in EUR m. (unless stated otherwise)	4Q2016	4Q2015	4Q16 vs. 4Q15	FY2016	FY2015	FY16 vs. FY15
Net revenues	7,068	6,642	426	30,014	33,525	(3,511)
Provision for credit losses	(492)	(380)	(112)	(1,383)	(956)	(427)
Noninterest expenses	(8,992)	(8,967)	(25)	(29,442)	(38,667)	9,225

Income (loss) before income taxes	(2,416)	(2,704)	288	(810)	(6,097)	5,287

Net income	(1,891)	(2,125)	234	(1,356)	(6,772)	5,416
RWA (fully-loaded, in EUR bn)	358	397	(39)	358	397	(39)
Tangible book value per share (in EUR)	36.33	37.90	(1.57)	36.33	37.90	(1.57)

Noninterest expenses

in EUR m. (unless stated otherwise)	4Q2016	3Q2016	2Q2016	1Q2016	4Q2015	3Q2015	2Q2015	1Q2015	FY 2016	FY 2015
Noninterest expenses	8,992	6,547	6,718	7,184	8,967	13,224	7,798	8,678	29,442	38,667
therein:
Impairment of Goodwill &Intangibles	1,021	(49)	285	0	6	5,770	0	0	1,256	5,776
Litigation	1,588	501	120	187	1,238	1,209	1,227	1,544	2,397	5,218
Policyholder benefits and claims	88	167	74	44	122	(29)	10	153	374	256
Restructuring and Severance	114	76	207	285	790	63	45	67	681	965

Adjusted Costs	6,181	5,852	6,032	6,668	6,811	6,210	6,516	6,914	24,734	26,451

Cost/income ratio	127%	87%	91%	89%	135%	180%	85%	84%	98%	115%
Compensation ratio	40%	39%	40%	40%	47%	45%	38%	33%	40%	40%

Note: Figures may not add up due to rounding

Commentary

Group net revenues in the fourth quarter 2016 increased 6% to EUR 7.1 billion versus prior year. Revenues included a gain of EUR 0.8 billion from the sale of the bank’s stake in Hua Xia Bank Ltd. Excluding this gain revenues declined 5%.

Revenues in the full year were EUR 30.0 billion, 10% lower than in 2015, as a challenging market environment and persistent low interest rate environment negatively impacted the business. Furthermore, the downsizing or exiting of a number of businesses as part of the implementation of Strategy 2020 and negative news flow around the DoJ RMBS settlement in October 2016 adversely impacted revenues.

Provisions for credit losses increased 30% in the fourth quarter 2016 to EUR 492 million. This mainly resulted from higher provisions for the shipping portfolio in Corporate & Investment Banking (CIB).

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Full year provisions for credit losses increased by 45% to EUR 1.4 billion, largely from the impact of adverse macro-economic developments on the shipping, oil & gas and metals & mining sectors.

Noninterest expenses were EUR 9.0 billion in the fourth quarter 2016, which included litigation expense of EUR 1.6 billion mainly related to the DoJ RMBS settlement and a charge for impairment of goodwill and other intangible assets of EUR 1.0 billion related to the sale of Abbey Life.

Noninterest expenses for the full year were 24% lower than in 2015 which is largely attributable to lower litigation charges and impairments in 2016. Adjusted costs declined by 6% to EUR 24.7 billion reflecting lower performance related compensation.

Fourth quarter 2016 net loss was EUR 1.9 billion compared to a loss of EUR 2.1 billion in the prior year period, largely reflecting the litigation charges of EUR 1.6 billion and the impairment of goodwill and other intangibles of EUR 1.0 billion.

For the full year the net loss was EUR 1.4 billion, which included restructuring and severance, litigation and impairments of EUR 4.3 billion.

Capital and leverage

in EUR bn (unless stated otherwise)	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015
CET1 capital ratio (CRR/CRD4 fully-loaded)	11.9%	11.1%	11.1%
Risk-weighted assets (CRR/CRD4 fully-loaded)	358	385	397
Total assets (IFRS)	1,591	1,689	1,629
CRD4 leverage exposure (CRR/CRD4 fully-loaded)	1,348	1,354	1,395
Leverage ratio (CRR/CRD4 fully-loaded)	3.5%	3.5%	3.5%

Note: 4Q2016 CET1 capital ratio (CRR/CRD4 phase-in) is 13.5%; Risk-weighted assets (CRR/CRD4 phase-in) in EUR 356bn; Leverage ratio (phase-in) is 4.1%

Commentary

The Common Equity Tier 1 (CET1) capital ratio rose to 11.9% on a fully loaded basis in the quarter. Fully loaded CET1 capital declined by EUR 0.2 billion to EUR 42.7 billion as the quarterly loss was broadly offset by the benefit of the Hua Xia Bank Ltd. stake disposal and positive currency effects.

Risk Weighted Assets (RWA, fully loaded) declined EUR 27 billion in the fourth quarter to EUR 358 billion, including RWA reductions from Abbey Life and Hua Xia Bank Ltd. stake disposals, CIB RWA optimization as well as NCOU de-risking.

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CRD4 Leverage Ratio remained unchanged at 3.5% on a fully loaded basis. Leverage exposure in the quarter slightly decreased to EUR 1,348 billion as the de- leveraging of business assets was partially offset by adverse currency effects.

Segment results

Global Markets (GM)

in EUR m. (unless stated otherwise)	4Q2016	4Q2015	4Q16 vs. 4Q15	FY2016	FY2015	FY16 vs. FY15
Net revenues	1,464	1,502	(38)	9,290	10,857	(1,567)
Sales & Trading (equity)	428	557	(129)	2,502	3,337	(835)
Sales & Trading (debt and other products)	1,381	1,245	136	7,339	8,215	(876)
Provision for credit losses	(58)	(43)	(15)	(142)	(50)	(92)
Noninterest expenses	(2,142)	(2,412)	271	(9,084)	(12,599)	3,515
Noncontrolling interest	(1)	(0)	(1)	(47)	(26)	(22)

Income (loss) before income taxes	(737)	(954)	217	16	(1,817)	1,833

RWA (fully-loaded, in EUR bn)	158	161	(3)	158	161	(3)

Commentary

Global Markets (GM) net revenues were EUR 1.5 billion in the fourth quarter 2016, a 3% decline from the prior year period. Debt Sales & Trading revenues increased driven by the strong performance of our Credit businesses, particularly in the US, and solid Asia Pacific Local Markets and FX revenues from higher client activity around the US election. Equity Sales & Trading revenues were below last year’s quarter, driven by lower client activity and lower client balances, partly offset by higher Derivatives revenues.

GM revenues were negatively impacted by Deutsche Bank-specific factors. Negative news flow around the DoJ RMBS settlement in October 2016 impacted client balances, trading activity and funding costs.

GM revenues in the full year 2016 were EUR 9.3 billion, a 14% decline versus 2015. This reflected the less favourable market conditions particularly in Equities, Deutsche Bank-idiosyncratic challenges mainly in the fourth quarter and the decision to give up revenues as part of Strategy 2020.

Provisions for credit losses in GM increased by EUR 15 million in the fourth quarter 2016 to EUR 58 million. For the full year, provisions increased by EUR 92 million to EUR 142 million mainly driven by the Metals & Mining and Commercial Real Estate sectors.

Noninterest expenses in GM were EUR 2.1 billion in the fourth quarter. This was a 11% decline from the prior year period, which included higher litigation charges. The remaining noninterest expense decrease primarily reflected lower compensation expenses and FX impacts.

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Noninterest expenses in the full year 2016 were down 28% vs. 2015 to EUR 9.1 billion including EUR 0.9 billion litigation expenses and impairments. The prior year included EUR 4.2 billion of litigation expense and impairments. Excluding these effects, costs were down 3%.

Corporate & Investment Banking (CIB)

in EUR m. (unless stated otherwise)	4Q2016	4Q2015	4Q16 vs. 4Q15	FY2016	FY2015	FY16 vs. FY15
Net revenues	1,807	1,770	37	7,483	8,047	(564)
Provision for credit losses	(244)	(163)	(82)	(672)	(342)	(330)
Noninterest expenses	(1,258)	(1,297)	39	(5,119)	(6,266)	1,147

Income (loss) before income taxes	304	310	(6)	1,691	1,439	252

RWA (fully-loaded, in EUR bn)	80	86	(6)	80	86	(6)

Commentary

Corporate & Investment Banking revenues in the fourth quarter 2016 were EUR 1.8 billion, a 2% increase from the prior year period.

Corporate Finance revenues increased 22% with strong momentum in Debt Origination and improvement in Advisory. This was partially offset by 8% lower Transaction Banking revenues, predominantly in Trade Finance and Cash Management Corporates, due to prolonged macroeconomic factors coupled with ongoing portfolio management measures and client perimeter initiatives. Revenues in Institutional Cash continued to be impacted by ongoing business perimeter decisions and country exits.

Revenues in the full year 2016 declined 7% to EUR 7.5 billion. Within Corporate Finance, Advisory and Equity Origination significantly improved in the second half of 2016, while Transaction Banking revenues continue to suffer from low interest rate environment in Europe, depressed trade volumes and internal strategic perimeter decisions. Despite this margins remained flat.

Provisions for credit losses in CIB increased by EUR 82 million in the fourth quarter 2016 to EUR 244 million. The majority of this increase was related to the Shipping portfolio.

Full-year provisions for credit losses were EUR 672 million, reflecting adverse macro-economic developments impacting the shipping industry.

Noninterest expenses in CIB were EUR 1.3 billion in the fourth quarter 2016, a decrease of 3%. Full year 2016 noninterest expenses excluding impairments, litigation, restructuring and severance were 6% lower than in 2015 reflecting lower compensation costs.

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Private, wealth & Commercial Clients (PW&CC)

in EUR m. (unless stated otherwise)	4Q2016	4Q2015	4Q16 vs. 4Q15	FY2016	FY2015	FY16 vs. FY15
Net revenues	2,379	1,877	503	7,717	7,510	207
Provision for credit losses	(95)	(92)	(3)	(255)	(300)	45
Noninterest expenses	(1,583)	(2,311)	728	(6,394)	(7,983)	1,589
Noncontrolling interest	0	0	(0)	(0)	0	(0)

Income (loss) before income taxes	701	(527)	1,228	1,068	(774)	1,842

RWA (fully-loaded, in EUR bn)	44	50	(6)	44	50	(6)

Commentary

Net revenues in PW&CC increased 27% to EUR 2.4 billion in the fourth quarter 2016. This increase reflected the gain on sale of the Hua Xia Bank Ltd. stake of EUR 0.8 billion. Prior year comparison is adversely impacted by the sale of the Private Client Services unit (PCS) in September 2016. Absent those two items, revenues declined by 7% compared to the prior year quarter, mainly driven by the ongoing low interest rate environment and reduced investment activity of clients in both our Wealth Management and Private & Commercial Clients business divisions.

Revenues in the full year 2016 were EUR 7.7 billion, 3% higher compared to 2015. Excluding the impacts from Hua Xia Bank Ltd. and PCS, revenues were down 7% year-on-year reflecting the lower interest rate environment and the more challenging market environment with reduced client activity.

Provisions for credit losses in PW&CC were EUR 95 million, 3% higher than the prior year but still at a low level reflecting the high quality of the portfolio. Full year 2016 provisions for credit losses came down 15% to EUR 255 million.

Noninterest expenses of EUR 1.6 billion in the fourth quarter declined by 31% from the prior year period, largely reflecting lower restructuring expenses as well as a partial write-off of software incurred in the prior year period.

Noninterest expenses in the full year 2016 were EUR 6.4 billion compared to EUR 8.0 billion in the prior year. This was impacted by a goodwill impairment charge and a partial write-off of software in the prior year as well as lower restructuring expenses. Absent those items, noninterest expenses slightly decreased. Ongoing cost management, reduced compensation expenses and the impact of the disposal of PCS offset digitalization investments and other costs related to the implementation of Strategy 2020.

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Deutsche Asset Management (Deutsche AM)

in EUR m. (unless stated otherwise)	4Q2016	4Q2015	4Q16 vs. 4Q15	FY2016	FY2015	FY16 vs. FY15
Net revenues	799	870	(70)	3,020	3,021	(1)
Net revenues excl. Abbey Life(1)	712	742	(31)	2,623	2,763	(140)
Provision for credit losses	0	0	(0)	(1)	(1)	0
Noninterest expenses	(1,552)	(697)	(855)	(3,223)	(2,336)	(886)
Noninterest expenses excl. Abbey Life and impairments(1)	(443)	(575)	132	(1,828)	(2,080)	252
Abbey Life	(88)	(122)	34	(374)	(256)	(117)
Impairments	(1,021)	0	(1,021)	(1,021)	0	(1,021)
Noncontrolling interest	(0)	(0)	0	(0)	0	(1)

Income (loss) before income taxes	(753)	173	(926)	(204)	684	(888)

RWA (fully-loaded, in EUR bn)	9	11	(2)	9	11	(2)

(1) Net revenues excluding mark-to-market movements on policyholder positions; noninterest expenses excluding policyholder benefits and claims and impairments

Commentary

Excluding the impact of the Abbey Life gross-up, Deutsche Asset Management (Deutsche AM) net revenues in the fourth quarter 2016 of EUR 712 million declined 4% from the prior year period as an increase in performance and transaction fees was more than offset by negative fair value of guaranteed products and reduced management fees.

Revenues excluding the Abbey Life gross-up in the full year 2016 decreased 5% to EUR 2.6 billion. The decline was attributable to lower management fees following negative market movements and asset outflows in Active and Passive and negative fair value guaranteed products.

Deutsche AM noninterest expenses were EUR 1.6 billion in the fourth quarter, this included impairments predominantly related to the sale of Abbey Life of EUR 1.0 billion. Absent this, noninterest expenses were down versus the fourth quarter of 2015 mainly due to lower compensation costs and a reversal of a specific cost item incurred in the prior year quarter.

Full year 2016 noninterest expenses of EUR 1.8 billion excluding the Abbey Life gross-up and the aforementioned impairments were down versus 2015 mainly due to lower compensation costs and the reversal of a specific cost item incurred in the fourth quarter of 2015.

Postbank

in EUR m. (unless stated otherwise)	4Q2016	4Q2015	4Q16 vs. 4Q15	FY2016	FY2015	FY16 vs. FY15
Net revenues	824	615	208	3,366	3,112	254
Provision for credit losses	(63)	(64)	1	(184)	(211)	27
Noninterest expenses	(763)	(863)	100	(2,815)	(5,497)	2,682
Noncontrolling interest	(0)	(0)	0	(0)	(1)	0

Income (loss) before income taxes	(2)	(312)	309	367	(2,596)	2,963

RWA (in EUR bn)	42	43	(1)	42	43	(1)

Commentary

Postbank net revenues in the fourth quarter 2016 were EUR 824 million, an increase of 34% versus the prior year period mainly driven by prior year adjustments to Bauspar interest provisions and to a lesser extent by the sale of certain investment securities in the fourth quarter 2016.

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Revenues in the full year 2016 of EUR 3.4 billion increased 8% versus 2015, primarily due to the absence of the aforementioned effect in 2015, the sale of a stake in Visa Europe Ltd. and the sale of other securities. Higher revenues from loan volume acquisition broadly offset the impact of the continued low interest rate environment.

Provision for credit losses of EUR 63 million in the fourth quarter of 2016 were stable compared to the prior year period despite rising loan volumes. In the full year 2016 Postbank reported provisions for credit losses of EUR 184 million, a 13% decline versus 2015 reflecting the benign economic environment in Germany and good portfolio quality.

Postbank noninterest expenses were EUR 763 million in the fourth quarter, 12% lower than the prior year period due to continued focus on costs and headcount reduction and lower restructuring and severances. Excluding restructuring and severance and litigation, noninterest expenses were 8% lower versus the fourth quarter 2015 due to cost savings and lower expenses for strategic initiatives. Full year 2016 noninterest expenses were EUR 2.8 billion vs. EUR 5.5 billion in the prior year, which included impairments of EUR 2.6 billion.

Non-Core Operations Unit (NCOU)

in EUR m. (unless stated otherwise)	4Q2016	4Q2015	4Q16 vs. 4Q15	FY2016	FY2015	FY16 vs. FY15
Net revenues	142	(60)	202	(382)	794	(1,176)
Provision for credit losses	(31)	(17)	(14)	(128)	(51)	(76)
Noninterest expenses	(1,618)	(807)	(811)	(2,701)	(3,006)	304
Noncontrolling interest	4	0	3	4	(1)	5

Income (loss) before income taxes	(1,504)	(885)	(619)	(3,207)	(2,264)	(943)

RWA (in EUR bn)	9	33	(24)	9	33	(24)

Commentary

Net revenues in the Non-Core Operations Unit were EUR 142 million in the fourth quarter 2016, including de-risking gains of EUR 40 million and negative revenues of EUR 382 million in the full year 2016. The Non-Core Operations continued to focus on the de-risking strategy in the quarter and achieved the year-end target of below EUR 10 billion RWA. As a result the Non-Core Operations Unit as a stand-alone division is now closed, with the residual assets transferred back to the core operating divisions.

NCOU noninterest expenses were EUR 1.6 billion in the fourth quarter, EUR 811 million higher adverse year-on-year, predominately driven by higher litigation charges.

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NCOU loss before income taxes was EUR 1.5 billion in the fourth quarter, largely reflecting higher litigation costs.

The figures in this release are preliminary and unaudited. The Annual Report 2016 and Form 20-F are scheduled to be published on 17 March 2017.

For further information please contact:

Deutsche Bank AG

Press & Media Relations		Investor Relations

Michael Golden	+49 69 910 24611	+49 69 910 35395 (Frankfurt)
Monika Schaller	+49 69 910 48098	+44 20 754 50279 (London)
	db.presse@db.com	db.ir@db.com

Today a press conference will be held at 10:00 CET. This event can be followed by webcast. Further details can be found on the Deutsche Bank website: https://www.db.com/newsroom.

An analyst call to discuss fourth quarter 2016 financial results will take place at 14.00 (CET). This conference call will be transmitted via internet: www.db.com/quarterly-results

A Fixed Income investor call will take place on Monday, 13 February 2017, at 15.00 (CET). This conference call will be transmitted via internet: www.db.com/bondholder-presentations

A Financial Data Supplement (FDS), presentation and audio-webcast for the analyst conference call are available at www.db.com/quarterly-results

About Deutsche Bank

Deutsche Bank provides commercial and investment banking, retail banking, transaction banking and asset and wealth management products and services to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals. Deutsche Bank is Germany’s leading bank, with a strong position in Europe and a significant presence in the Americas and Asia Pacific.

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This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 11 March 2016 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures under IFRS, to the extent not provided herein, please refer to the Financial Data Supplement.

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